September 21, 2018

VIA EDGAR AND HAND DELIVERY

Mr. John Reynolds
Office of Beverages, Apparel and Mining
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
 Washington, D.C.  20549

Re:	Paringa Resources Limited Registration Statement on Form 20-F Submitted September 4, 2018 CIK No. 0001725750

Dear Mr. Reynolds:

On behalf of Paring Resources Limited (the “Company”), this letter responds to your letter, dated September 18, 2018 (the “Comment Letter”), regarding the above-referenced draft Registration Statement on Form 20-F.  Each comment of the Staff of the Division of Corporation Finance (the “Staff”) is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Comment Letter.  Each response of the Company is set forth in ordinary type beneath the corresponding comment of the Staff appearing in bold type.

The Company is concurrently filing Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form 20-F.  All page number references contained in the Company’s responses below correspond to the page numbers in Amendment No. 1.

General

1.
We note your response to comment 1. Please tell us where you describe the “agreed financial model” referenced on page 65. Please also advise us whether you intend to file the Assignment of Construction Contract if and when consummated.

Pages 64 to 65 of Amendment No. 1 have been amended to remove references to the financial model.  The Company has satisfied all conditions precedent to the first drawdown on the Project Loan Facility, including delivery of the financial model previously referenced in the filing.  On September 10, 2018, the Company made its initial drawdown of the first $15 million tranche under the Project Loan Facility.  In addition, page 65 of Amendment No. 1 has been updated to reflect that the Assignment of Construction Contract has been executed.  The Company believes that this assignment is not material and does not intend to file it.

2.
We note your response to comment 4 and disclosure indicating the entity and persons believed to control Tribeca Investment Partners Pty Ltd. Please advise us why natural person disclosure required by Item 7.A.3. of Form 20-F cannot be provided for AustralianSuper Ptd Ltd.

Item 7.A.3 of Form 20-F requires the Company to disclose the name of natural persons who own or control significant shareholders “[t]o the extent known to the company.”  The Company does not know, nor does it have a viable method of causing AustralianSuper Ptd Ltd. to disclose to the Company, the names of any such natural persons.  However, the Company has amended page 84 of Amendment No. 1 to state, based on publicly available information, the names of AustralianSuper Ptd Ltd.’s board of directors.

* * *

We would be pleased to address any further Staff comments or questions related to the above matters.  If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Bruce Czachor, General Counsel, at (347) 405-0237 or our counsel at Gibson, Dunn & Crutcher LLP, John Gaffney at (212) 351-2626 or Eric Scarazzo at (212) 351-2389.

Very truly yours,

/s/ Todd Hannigan

Todd Hannigan
Interim Chief Executive Officer